Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: August 15, 2013

Explanatory Note: This document is a transcript of video message that was made available to employees of Mercantile Bank Corporation and Firstbank Corporation on August 15, 2013.

Mike: Good morning, everyone. I’m Mike Price, President and CEO of Mercantile Bank Corporation.

Tom: and I’m Tom Sullivan, President and CEO of Firstbank Corporation. Mike and I are here because we have some exciting news to share with the associates of Firstbank and Mercantile. Mike and I are pleased to announce that we are merging Mercantile and Firstbank, creating the 3rd largest Michigan-based bank, with

•	$2.9 billion in total assets,

•	$2.4 billion in total deposits, and

•	54 branches state-wide in the lower peninsula of Michigan

Mike: That’s right, Tom. And it’s very important to note that this is a true Merger-of-Equals - bringing together two high performing community banks, equally-sized and with complementary strengths:

•	exceptional people with unparalleled expertise

•	a joining of adjacent markets,

•	and a deep and abiding commitment to customer service.

This combination gives us the ability to diversify our loan portfolios, enhance our retail delivery service, and offer an industry leading breadth of products and technological services.

Of course, as in all mergers, we had to make a difficult decision about the name of the company and the headquarters location, but I am pleased to report that both Boards of Directors have agreed that the Mercantile name will best emphasize the commercial lending focus of these institutions, and that a Grand Rapids headquarters will give this $3 billion company the most visibility and marketability for a publicly-owned company.

Tom: As Mike indicated, this was a difficult decision but we based it on the lending expertise and portfolio composition of both companies. The Firstbank portfolio is 2/3 comprised of commercial and commercial real estate loans, and Mercantile’s is even more heavily weighted to commercial lending - so it is only natural that we continue to emphasize this strength of our company through adoption of the name that is more clearly business oriented. Additionally, while all of us at Firstbank are intensely proud of the history and performance of our company, we have been searching for the best way for us to expand into the Grand Rapids market - which is arguably the most robust and best and even the most highly thought of banking market in Michigan. And this partnership with Mercantile - in both name and location - will result in improved recognition and growth opportunities for the combined company.

Mike: The management teams of both banks have been working together on this project for some time, and we are very pleased at the close proximity of the cultures of both these organizations. Both banks emphasize strong customer service and long-lasting deep client relationships. Both banks have strong employee groups and strong management teams who are going to remain committed to the combined company. And both banks have long demonstrated their commitment to the communities we serve - both through financial support and the volunteer leadership we provide.

Tom: This merger is particularly exciting because it creates Michigan’s premier community banking organization.

This combination significantly increases the new company’s market share of deposits both in the region and statewide. The new Mercantile Bank will be the 3rd largest Michigan-based bank in terms of share of deposits overall. Both of the merging entities have strong balance sheets and it will create a well-capitalized corporation with the capacity to continue growing our loan portfolios and serving the needs of our customers and communities throughout this newly expanded footprint.

The combined franchise will have the size and scale to compete against the largest banks in the market today. Our goal is to be the bank of choice throughout central and western Michigan. In addition, we will capture the efficiencies of leveraging the infrastructure of both organizations which will help us to spread regulatory costs over a larger asset base. However, this transaction is not driven by high expectations of cost savings - for instance we do not contemplate and have not planned even a single branch closing. I want to emphasize that we found these to be two very complementary organizations with the opportunity to develop very positive synergies as we move forward.

I’d like to take a moment to explain to you why I’m particularly excited about this transaction. There are the obvious benefits of expanded footprint, additional commercial lending opportunities, expansion of products and services but what I’d like everyone at Firstbank and Keystone to know is, we are going to take a really big step up in terms of our ability to deliver products and services to our customers electronically. Mercantile has some state of the art on-line customer service products, treasury management products, that we’re going to be able to share with our customers and really help them progress in their businesses and in their personal financial matters.

The other thing that I’ve learned from this entire process is that, at Keystone and Firstbank we’ve been very proud of the way we deliver service to our customers and the ability of our lenders and branch staff to really make a difference in how we interact with our customers. What I’ve learned is that Mercantile shares that same commitment to customer service and doing what’s right for their business and individual customers and I think that is going to mesh just exceptionally well with the culture that we have developed at Firstbank in which the customer comes first.

Mike, I’m sure you’ve got some similar thoughts on this business combination issue.

Mike: Thank you, Tom. I’d like to take just a minute with my Mercantile teammates to tell them exactly why I’m so excited about this merger. You’ve heard all the neat things that are going to happen as far as opportunities on the lending side and, my goodness, to become part of an organization that goes from seven branches to 54 branches, it’s exciting to think about what we can do with deposit-building and retail delivery in combination with our Firstbank team. But I’ll tell you something that really, really excites me and I think you’re going to find compelling about this new organization is that we are going to gain a bunch of brand-new great banking teammates. I’ve had the opportunity over the last little while to get to know some of the Firstbank team, some of the board members and I can tell you they are great bankers with a lot of experience and a lot of ability and even more importantly, they are great people. So I think as we come together and we work as teammates, which is going to be so important to the success of this organization, you’re going to be thrilled with the quality of people that we have teamed up with.

Tom: Thank you, Mike. Perhaps you would like to take a moment and explain the new corporate structure of our company.

Mike: The combined company will have all senior managers involved in the management of the company. Tom Sullivan will be the Board Chair of the Board of Directors. I will serve as President and CEO. Bob Kaminski and Sam Stone will be Executive Vice Presidents. Chuck Christmas will serve as the CFO. In addition, the Board of Directors will have equal representation from both Firstbank and Mercantile bank boards. Also, we will also continue to utilize the Firstbank regional decision-making model which allows presidents to have a wide ranging decision-making abilities. We will also retain the Firstbank regional bank boards, for further direction and guidance.

Tom: So I’m sure you are now all asking yourselves, what comes next? Well, both companies are required to hold shareholder meetings, and those should occur this fall, at which we expect to receive approval from the shareholders of both companies to complete this merger. We are also required to seek regulatory approval, and we have had initial conversations with all of the important regulators. And based on those early conversations, we expect to receive the necessary approvals without any trouble and to complete the merger by year end.

In addition, we are also forming merger integration teams that will be led by Sam Stone and Bob Kaminski. Those teams, which will involve many of you, will be critical to the successful combination of our companies and our banks, and to ensuring that our customers have a very positive experience through the transition.

Mike: Thanks for taking the time to join us today. I think you can see why we are so encouraged by the potential opportunity created by this merger. If you are a current Firstbank shareholder, you will receive shares of Mercantile Bank. If you are a current Mercantile Bank shareholder, you will receive a special $2 cash dividend prior to the closing of the transaction.

Let me summarize for you today the most important points of today’s announcement.

The transaction is a merger of equals, taking two high performing community banks and creating a powerhouse Michigan organization.

The opportunities in commercial lending and retail lending are unlimited. The retail delivery system is greatly expanded as we go to 54 branches between the combined entities. We have the ability now to spread the regulatory and compliance costs over a larger asset base. The senior management teams and the boards of both organizations are 100% behind this transaction. This is a fantastic opportunity for all of us, from both banks, to create a powerhouse Michigan community bank.

Tom: The press release announcing the merger went out at 7:30 this morning and, as you know, we have a series of meetings and conference calls scheduled today to get this news to you directly and provide the support that all of you and your managers will need for follow-up questions from customers, family, friends and associates in each of your communities.

We want to thank you for your help and support in successfully realizing this terrific opportunity. We know that we are all about you and the success of this transition and this combination rests on the shoulders of all the people at both Mercantile corporation and Firstbank corporation.

Again, we sincerely appreciate your support and I would encourage you, if you have any questions, please don’t hesitate to contact Mike or myself at any time.

Thank you very much. We appreciate your being out early this morning. Have a great day.

***

Important Information for Investors

Communications in this document release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration. Mercantile will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202. Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause Mercantile, Firstbank, or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Mercantile nor Firstbank assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Mercantile and Firstbank, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) Mercantile and Firstbank’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “opportunity,” “potential,” “future,” “will,” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Mercantile’s and Firstbank’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. Although Mercantile and Firstbank have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of shareholders and government approvals, or if any conditions to closing are not satisfied. There is no assurance that the due diligence process would identify all risks associated with the transaction. Additional information concerning risks is contained in Mercantile’s and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.